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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Encore Bancshares, Inc.
(Name of Issuer)
Common Stock, par value $1.00
(Title of Class of Securities)
29255V201
(CUSIP Number)
Jacob D. Smith
Luther King Capital Management Corporation
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
(817) 332-3235
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	29255V201	Page	2	of	11

1	NAMES OF REPORTING PERSONS LKCM Private Discipline Master Fund, SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		266,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		266,200

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	266,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	29255V201	Page	3	of	11

1	NAMES OF REPORTING PERSONS LKCM Investment Partnership, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		70,665

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		70,665

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	70,665

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	29255V201	Page	4	of	11

1	NAMES OF REPORTING PERSONS Luther King Capital Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		343,620

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		343,620

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	343,620

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA/CO

CUSIP No.	29255V201	Page	5	of	11

1	NAMES OF REPORTING PERSONS New Summit Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		118,218

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		118,218

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	118,218

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	29255V201	Page	6	of	11

1	NAMES OF REPORTING PERSONS J. Bryan King

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		334,276

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		334,276

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	334,276

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	29255V201	Page	7	of	11

1	NAMES OF REPORTING PERSONS J. Luther King, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		653,520

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		653,520

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	653,520

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Schedule 13D relates to the common stock, par value $1.00 per share (“Common Stock”), of Encore Bancshares, Inc., a Texas corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Nine Greenway Plaza, Suite 1000, Houston, Texas 77046.
Item 2. Identity and Background
(a) The names of the persons filing this Schedule 13D are LKCM Private Discipline Master Fund, SPC, a Cayman Islands segregated portfolio company (“PDP”), LKCM Investment Partnership, L.P., a Texas limited partnership (“LIP”), Luther King Capital Management Corporation, a Delaware corporation (“LKCM”), New Summit Partners, L.P., a Texas limited partnership (“Summit”), J. Luther King, Jr. (“L. King”), and John Bryan King (“B. King”). PDP, LIP, LKCM, Summit, L. King, and B. King are collectively referred to herein as the “Reporting Persons.” Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.
(b) The principal business address of PDP is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, and the principal business address of the other Reporting Persons is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.
(c) LKCM Private Discipline Management, L.P., a Delaware limited partnership (“PDP Management”), holds the management shares of PDP. LKCM Alternative Management, LLC, a Delaware limited liability company (“PDP Alternative”), is the general partner of PDP Management. LKCM Investment Partnership GP, LLC, a Texas limited liability company (“LIP GP”), is the general partner of LIP. LKCM is the investment manager for PDP and LIP. King Summit Holdings, Inc., a Texas corporation (“KSH”), is the general partner of Summit. L. King is a controlling shareholder of LKCM and KSH and a controlling member of LIP GP. L. King and B. King are controlling members of PDP Alternative. The principal business of PDP, LIP, and Summit is purchasing, holding, and selling securities for investment purposes, and the principal business of LKCM, L. King, and B. King is investment management.
(d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
(f) PDP is organized under the laws of the Cayman Islands. LIP and Summit are organized under the laws of Texas. LKCM is organized under the laws of Delaware. L. King and B. King are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration
PDP has acquired 266,200 shares of Common Stock for an aggregate purchase price of approximately $5,647,000 using working capital. LIP has acquired 70,665 shares of Common Stock for an aggregate purchase price of approximately $862,700 using working capital. LKCM has acquired 6,755 shares of Common Stock for an aggregate purchase price of approximately $64,700 using working capital. Summit has acquired 118,218 shares of Common Stock for an aggregate purchase price of approximately $1,044,700 using working capital. L. King has acquired 191,682 shares of Common Stock for an aggregate purchase price of approximately $1,693,800 using personal funds. B. King has acquired 44,076 shares of Common Stock for an aggregate purchase price of approximately $301,400 using personal funds. As further described in Item 6 herein, B. King has the right to acquire an additional 24,000 shares of Common Stock upon exercise of options granted by the Issuer.

Item 4. Purpose of Transaction
The Reporting Persons have acquired the shares of Common Stock reported herein for investment purposes, and several of the Reporting Persons have been shareholders of the Issuer since 2000. The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and the market for the Issuer’s securities, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Stock or dispositions of Common Stock through open market transactions or otherwise, with or without prior notice.
B. King serves as a director of the Issuer, and in such capacity, may engage in communications with one or more shareholders, officers, or directors of the Issuer regarding the matters described in Item 4(a)-(j) of Schedule 13D. The other Reporting Persons, in their capacity as shareholders of the Issuer, may engage in communications with one or more shareholders, officers, or directors of the Issuer in connection with their investment in the Issuer. Although the Reporting Persons currently have no plans or proposals of the type described in Item 4(a)-(j) of Schedule 13D (other than potential acquisitions or dispositions of Common Stock as contemplated above), the Reporting Persons reserve their right, based on all relevant factors, at any time and from time to time, to review or reconsider their position, change their purposes or plans, take other actions (including actions that could have one or more of the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.
Item 5. Interest in Securities of the Issuer
(a) As of November 9, 2007, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth below (based upon information contained in the Issuer’s Form 10-Q for the quarter ended September 30, 2007). With respect to B. King, the shares of Common Stock reported herein include 24,000 shares of Common Stock that may be acquired upon exercise of options granted by the Issuer.

Name	Shares	Percentage
PDP	266,200	2.6%
LIP	70,665	0.7%
LKCM	343,620	3.4%
Summit	118,218	1.2%
B. King	334,276	3.3%
L. King	653,520	6.5%
(b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
Name	Power	Power	Power	Power
PDP	266,200	0	266,200	0
LIP	70,665	0	70,665	0
LKCM	343,620	0	343,620	0
Summit	118,218	0	118,218	0
B. King	334,276	0	334,276	0
L. King	653,520	0	653,520	0

(c) PDP acquired 120,000 shares of Common Stock from the Issuer in a public offering on July 17, 2007. Since such acquisition, the Reporting Persons have purchased Common Stock in open market transactions as indicated below:

Name	Date	Shares	Price
PDP	7/18/2007	50,000	$22.00
PDP	8/15/2007	10,000	$22.00
PDP	8/21/2007	1,500	$21.07
PDP	8/22/2007	1,000	$21.10
PDP	8/23/2007	1,200	$21.10
PDP	8/30/2007	1,300	$21.25
PDP	9/7/2007	3,700	$21.05
PDP	9/10/2007	5,000	$20.77
PDP	9/10/2007	5,000	$21.00
PDP	9/11/2007	400	$21.00
PDP	9/12/2007	900	$20.80
PDP	9/18/2007	5,000	$21.48
PDP	10/31/2007	788	$21.04
PDP	11/1/2007	5,000	$21.00
PDP	11/1/2007	4,295	$21.02
PDP	11/2/2007	23,000	$21.00
PDP	11/2/2007	4,917	$21.02
PDP	11/5/2007	4,000	$21.00
PDP	11/6/2007	3,000	$20.95
PDP	11/8/2007	15,000	$20.75
LIP	11/8/2007	20,000	$20.75
PDP	11/9/2007	1,200	$20.01
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Under the terms of the Issuer’s 2000 Stock Incentive Plan, as amended (the “Plan”), B. King, in his capacity as a director of the Issuer, may be entitled to receive grants of restricted Common Stock and options to purchase Common Stock from time to time. Pursuant to the Plan, the Issuer has granted B. King the following options to purchase Common Stock, each of which has a ten-year term: (i) option to purchase 6,000 shares of Common Stock at $8.00 per share (granted May 1, 2001); (ii) option to purchase 6,000 shares of Common Stock at $9.00 per share (granted May 1, 2002); (iii) option to purchase 6,000 shares of Common Stock at $12.00 per share (granted June 1, 2003); and (iv) option to purchase 6,000 shares of Common Stock at $12.00 per share(granted February 1, 2004).
As a director of the Issuer, B. King has entered into a lock-up agreement (the “Lock-Up Agreement”) that generally provides, subject to limited exceptions, that he will not, without the prior written consent of Keefe, Bruyette & Woods, Inc., directly or indirectly, during the six-month period beginning July 17, 2007, (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive Common Stock, whether owned or later acquired, owned directly (including holding as a custodian) or with respect to which he has beneficial ownership within the rules and regulations of the SEC, or file or cause to be filed any registration statement under the Securities Act of 1933, as amended, with respect to the foregoing, or (ii) engage in any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of any shares of Common Stock. The terms and conditions of the Lock-Up Agreement are more fully described in Exhibit C to the Form of Purchase Agreement attached as Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Reg. No. 333-142735).
Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated November 9, 2007, by and among the Reporting Persons.

Exhibit 2	Form of Lock-Up Agreement (Exhibit C to Exhibit 1.1 of Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-142735) and incorporated by reference herein).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 9, 2007

LKCM Private Discipline Master Fund, SPC By: LKCM Private Discipline Management, L.P., its manager By: LKCM Alternative Management, LLC, its general partner
By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Investment Partnership, L.P. By: LKCM Investment Partnership GP, LLC, its general partner
By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

Luther King Capital Management Corporation
By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

New Summit Partners, L.P. By: King Summit Holdings, Inc., its general partner
By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

/s/ John Bryan King
John Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.